United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 1-11596	CUSIP Number 714157-10-4
(Check one):	√	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:		December 31, 2013
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Perma-Fix Environmental Services, Inc.
Full Name of Registrant

Former Name if Applicable
8302 Dunwoody Place, Suite 250
Address of Principal Executive Office (Street and Number)
Atlanta, Georgia 30350
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is engaged in discussions with certain parties, the result of which could affect our 2013 audited financial statements. Due to the commitment by these parties in connection with these discussions, the registrant is unable to complete its financial statements contained in its Form 10-K by the scheduled filing deadline of March 31, 2014.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Ben Naccarato	770	587-9898
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  The registrant estimates that it will have revenues of approximately $74.4 million for fiscal year 2013 from our continuing operations, a decrease of $53.1 million from revenues of $127.5 million for fiscal year 2012. Also, the registrant estimates it will have net losses of approximately $34.5 million and $3.1 million from our continuing operations for fiscal year 2013 and 2012, respectively. Our net loss for 2013 from our continuing operations includes a goodwill impairment charge of approximately $27.9 million recorded for three of our four reporting units. It also includes a charge to tax expense of approximately $3.3 million to provide a full valuation allowance on our net deferred tax assets. The registrant estimates net losses of approximately $1.6 million and $30,000 for fiscal year 2013 and 2012, respectively from our discontinued operations. Our net loss from our discontinued operations for 2013 includes a charge to tax expense of approximately $1.2 million to provide a full valuation allowance on our net deferred tax assets. The registrant estimates net loss attributable to common stockholders (both basic and diluted) to be approximately ($3.18) per share and ($.30) per share for fiscal year 2013 and 2012, respectively.

  The goodwill impairment and tax expense charges discussed above are noncash in nature and did not affect our liquidity or cash flows from operating activities.

PERMA-FIX ENVIRONMENTAL SERVICES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	03-31-2014	By /s/	Ben Naccarato	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).